UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

PIMCO Flexible Real Estate Income Fund

(Name of Issuer)

Institutional Class Common Shares

(Title of Class of Securities)

72203N509

(CUSIP Number)

Daniel J. Ivascyn

c/o Pacific Investment

Management Company

LLC

650 Newport Center Drive

Newport Beach, California 92660

Copy to:

Regina M. Schlatter, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 72203N509

1.	Name of Reporting Person: Daniel J. Ivascyn
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,124,889.178 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,124,889.178 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,124,889.178 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 14.1% (2)
14.	Type of Reporting Person: IN

(1)

Represents 2,048,889.178 shares held directly and an aggregate of 76,000 shares held indirectly, with 36,000 shares held in each of two trusts, one for the benefit of each child of the Reporting Person and as to which the Reporting Person serves as trustee.

(2)	Represents the Reporting Person’s current beneficial ownership percentage based upon 15,041,708 Common Shares outstanding as of June 21, 2024.

This amendment to Schedule 13D (“Amendment No. 12”) amends the Schedule 13D of Daniel J. Ivascyn originally filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2023, as subsequently amended by Amendment No. 1 filed with the SEC on June 6, 2023, Amendment No. 2 filed with the SEC on September 20, 2023, Amendment No. 3 filed with the SEC on October 5, 2023, Amendment No. 4 filed with the SEC on November 7, 2023, Amendment No. 5 filed with the SEC on December 12, 2023, Amendment No. 6 filed with the SEC on December 28, 2023, Amendment No. 7 filed with the SEC on January 22, 2024, Amendment No. 8 filed with the SEC on February 22, 2024, Amendment No. 9 filed with the SEC on March 29, 2024, Amendment No. 10 filed with the SEC on May 15, 2024, and Amendment No. 11 filed with the SEC on June 14, 2024 (collectively, the “Schedule”) to report and reflect an increase in the beneficial ownership of the Issuer’s Common Shares due to purchases of the Common Shares of the Issuer. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule. Except as set forth herein, the Schedule is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 amends and supplements Item 3 in the Schedule to reflect purchases of the Issuer’s shares during the past 60 days, as follows:

On June 21, 2024, the Reporting Person bought 700,000 shares at $10.51 per share in the open market for an aggregate purchase price of approximately $7,357,000. The source of funds for such purchases was the existing personal funds of the Reporting Person.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

The Reporting Person beneficially owns 2,124,889.178 Common Shares of the Issuer (2,048,889.178 shares directly and an aggregate of 76,000 shares held through two trusts for the benefit of 2 children and as to which the Reporting Person is trustee), which represents approximately 14.1% of the Issuer’s currently outstanding Common Shares, based upon 15,041,708 Common Shares outstanding as of June 21, 2024.

(b)

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the Common Shares beneficially owned by the Reporting Person described in paragraph (a) above.

(c)

Except as set forth in Amendment No 11 filed with the SEC on June 14, 2024, and except as supplemented in Item 3, the Reporting Person has not effected any transactions in the Issuer’s Common Shares within the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, his Common Shares.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 is amended and replaced in its entirety as follows:

Exhibit Number	Description

1	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

/s/ Daniel J. Ivascyn